Exhibit 99.1

RBC announces retirement of RBC Capital Markets and RBC Investor & Treasury Services Group Head, Doug McGregor

TORONTO, August 21, 2019 – Royal Bank of Canada (RY on TSX and NYSE) today announced that Doug McGregor, Group Head, RBC Capital Markets and RBC Investor & Treasury Services, will retire on January 31, 2020 after 37 years at the bank.

“Under Doug’s leadership, RBC Capital Markets has executed on a successful growth strategy to create a top 10 global investment bank with a strong client focus, exceptional talent, and a disciplined approach to risk management,” said Dave McKay, CEO of RBC. “Doug will be leaving the business well-positioned for continued success and on behalf of the Board of Directors, our shareholders, clients and employees, I’d like to thank Doug for his significant contributions to RBC. His leadership of the business and in the industry have been exemplary, and we wish him all the best in his retirement.”

Mr. McGregor joined RBC in 1983 and held progressively senior roles at the bank, becoming Capital Markets CEO in 2008. He assumed responsibility for Investor & Treasury Services in 2012.

Derek Neldner, Global Head of Investment Banking at RBC Capital Markets, has been appointed Group Head, Capital Markets, effective November 1, and will join RBC’s Group Executive as one of the ten executives responsible for setting the overall strategy for the bank, reporting to Dave McKay. On November 1, Doug McGregor will become Chairman, RBC Capital Markets through to his retirement.

Mr. Neldner joined RBC in 1995, and has held increasingly senior roles across the investment bank. Previously, Mr. Neldner was Head of Canadian & Asia Pacific Investment Banking, Head of Canadian Energy Investment Banking and a Managing Director in Equity Capital Markets. In his current role as Global Head of Investment Banking, he is responsible for some of the firm’s most important corporate and institutional client relationships. He has been instrumental in maintaining RBC Capital Markets’ leading position in Canada while growing the business in key U.S. and global markets. Mr. Neldner is a board member of The Hospital for Sick Children (SickKids) Foundation and is a member of the Major Individual Giving campaign cabinet for the United Way.

“Derek has an outstanding track record in leadership and in delivering strong business value. His focus on building deep relationships with a global client base and attracting and retaining top talent, coupled with his sound judgment and prudent approach to risk, position him well to lead this important global business and contribute to RBC’s overall strategy,” said Mr. McKay.

Also, effective November 1, Mike Bowick will be appointed President, RBC Capital Markets. Mr. Bowick will report to Mr. Neldner and he will continue to be responsible for the Global Markets business and Treasury Market Services operations.

In addition, Doug Guzman, Group Head, Wealth Management & Insurance, will assume leadership for Investor & Treasury Services. Francis Jackson, CEO, Investor Services, will report to Mr. Guzman. Investor & Treasury Services will continue to report as its own business segment.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 86,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to more than 16 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-sustainability.

Media contacts:

Amy Cairncross, SVP, Communications, amy.cairncross@rbc.com, 416-974-8558

Sanam Heidary, Managing Director, Communications, sanam.heidary@rbc.com, 212-618-5589

Investor Relations contacts:

Nadine Ahn, SVP & Head, Investor Relations, nadine.ahn@rbc.com, 416-974-3355

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804